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                                                    SEC File Number: 000-29479
                                                       CUSIP Number: 981604101

                                   FORM 12b-25

                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                           NOTIFICATION OF LATE FILING

                                   (Check One)

            / / Form 10-K and Form 10-KSB / / Form 11-K / / Form 20-F

                  /X/ Form 10-Q and Form 10-QSB / / Form N-SAR

                         For Period Ended: June 30, 2000

                       / / Transition Report on Form 10-K

                       / / Transition Report on Form 20-F

                       / / Transition Report on Form 11-K

                       / / Transition Report on Form 10-Q

                       / / Transition Report on Form N-SAR

                      For the Transition Period Ended: N/A

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      Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

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      If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

         Full Name of Registrant:   WorldWide Web NetworX Corporation
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         Former name if applicable: N/A
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         Address of Principal
         Executive Office (Street and Number):  521 Fellowship Road, Suite 130
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                                                Mount Laurel, New Jersey 08054
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PART II - RULES 12b-25(b) AND (c)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

/X/ (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

/X/ (b) The subject annual report, semi-annual report, transition report on Form 10-K or Form 10-KSB, Form 20-F, Form 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or Form 10-QSB, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

/ /              (c) The accountant's statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

         State below in reasonable detail the reasons why the Form 10-K or 10-KSB, 20-F, 11-K, 10-Q or 10-QSB, N-SAR or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has recently devoted substantially all of its legal and accounting resources to the evaluation and contemplation of various potential transactions involving corporate structure, strategy, and financing. There can be no assurance that any of the potential transactions will be consummated. Accordingly, the Registrant is unable to file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2000, within the prescribed time period without unreasonable effort and expense. The Registrant believes at this time that its Form 10-Q will be filed within the grace period provided for under Rule 12b-25.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

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         Allan M. Cohen           (856)                    914-3100
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         (Name)                (Area Code)            (Telephone Number)

(2) Have all other periodic reports required under Section 13 of 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).
         /X/ Yes / / No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? /X/ Yes / / No

         The financial statements as of June 30, 1999 and for the nine months then ended have been restated from those previously included in our press release dated September 27, 1999. The restated amounts have been prepared to conform to the audited financial statements for the year ended September 30, 1999 included in the Company's Registration Statement on Form 10. The unaudited financial statements previously issued have been restated as follows:

     a) The Company's investment of $3,036,000 in the JenCom assets was written off as purchased research and development in the statement of operations for the nine month period ended June 30, 1999.

     b) The Company's subsidiary Entrade Inc. is consolidated in the statement of operations for the nine month period ended June 30, 1999. Previously, the subsidiary was reflected as an asset held for sale.

     c) The Company's valuation of common stock issued in connection with the acquisition of investments and in payment for services rendered was adjusted to reflect its fair value on the date of issuance.

         The Company expects to report a significantly larger loss from operations for the three and nine month periods ended June 30, 2000, as compared with the loss from operations for the three and nine month periods ended June 30, 1999. The increased loss is principally due to increased costs resulting from the increased operations and the inclusion of our consolidated subsidiaries.

                        WORLDWIDE WEB NETWORX CORPORATION
                  (Name of Registrant as specified in charter)

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has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 14, 2000

                                           /s/ Gerard T. Drumm
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                                           Gerard T. Drumm
                                           Interim President & Chief Executive
                                           Officer